Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2018

Highlights

For the three months ended March 31, 2018, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated highest ever quarterly total revenues of $68.0 million, operating income of $31.9 million and net income of $30.7 million.

•	Generated highest ever quarterly Adjusted EBITDA of $53.4 million.[1]

•	Generated highest ever quarterly distributable cash flow of $27.9 million.[1]

•	Reported a distribution coverage ratio of 1.55.[2]

•	Fleet operated with 99.6% utilization for scheduled operations and 99.5% utilization taking into account the scheduled drydocking of the Brasil Knutsen, which was offhire for the last 2 days in the first quarter of 2018.

Other events:

•	On February 15, 2018, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2017, to all common unitholders of record as of the close of business on February 2, 2018. On February 15, 2018, the Partnership also paid a cash distribution to Series A Preferred unitholders with respect to the quarter ended December 31, 2017 in an aggregate amount equal to $1.8 million.

•	On March 1, 2018, the Partnership completed the acquisition from Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) of the entity that owns the shuttle tanker, Anna Knutsen.

•	On May 15, 2018, the Partnership paid a cash distribution of $0.52 per common unit with respect to the quarter ended March 31, 2018 to all common unitholders of record on May 2, 2018. On May 15, 2018, the Partnership also paid a cash distribution to Series A Preferred unitholders with respect to the quarter ended March 31, 2018 in an aggregate amount equal to $1.8 million.

Financial Results Overview

Total revenues were $68.0 million for the three months ended March 31, 2018 (the “first quarter”) compared to $61.6 million for the three months ended December 31, 2017 (the “fourth quarter”). The increase in revenues was mainly due to increased earnings from the Brasil Knutsen, as she was included in the results of operations from December 15, 2017, one month of earnings from the Anna Knutsen, as she was included in the results of operations from March 1, 2018 and a full quarter of earnings from the Carmen Knutsen, which incurred offhire in the fourth quarter due to scheduled drydocking and subsequent propeller repairs. The increase was partly offset by reduced revenues from the Raquel Knutsen as a result of 4.5 days offhire, reduced revenues from the Brasil Knutsen as she started the scheduled drydocking in the end of the quarter and by two additional calendar days in the fourth quarter compared to the first quarter.

Vessel operating expenses for the first quarter of 2018 were $13.2 million, a decrease of $1.9 million from $15.2 million in the fourth quarter of 2017. The decrease was mainly due to the bunkers consumption in connection with the scheduled drydocking and propeller repairs of the Carmen Knutsen that was charged in the fourth quarter. This was partially offset by higher operating expenses due to the Brasil Knutsen and the Anna Knutsen being included in the results of operations from December 15, 2017 and March 1, 2018, respectively.

General and administrative expenses of $1.3 million in the first quarter were unchanged from the fourth quarter.

[1]	EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.
[2]	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

Depreciation was $21.6 million for the first quarter, an increase of $1.5 million from $20.1 million. The increase was mainly due to the Brasil Knutsen and the Anna Knutsen being included in operations from December 15, 2017 and March 1, 2018 respectively.

As a result, operating income for the first quarter of 2018 was $31.9 million compared to $25.0 million in the fourth quarter of 2017.

Interest expense for the first quarter of 2018 was $10.6 million compared to $9.2 million for the fourth quarter of 2017. The increase was mainly due to the additional debt incurred in connection with the acquisitions of the Brasil Knutsen and the Anna Knutsen and the refinancing of the Torill Knutsen.

Realized and unrealized gain on derivative instruments was $10.0 million in the first quarter of 2018, compared to $3.0 million in the fourth quarter of 2017. The unrealized non-cash element of the mark-to-market gain was $9.2 million for the three months ended March 31, 2018 compared to $3.8 million for the three months ended December 31, 2017. Of the unrealized gain for the first quarter of 2018, $8.9 million is related to mark-to-market gains on interest rate swaps due to an increase in the swap rate during the quarter. Of the unrealized gain for the fourth quarter of 2017, $4.6 million related to mark-to-market gains on interest rate swaps due to an increase in the swap rate during the quarter, and an unrealized loss of $0.8 million related to foreign exchange contracts due to the strength of the U.S. Dollar against the Norwegian Kroner (“NOK”).

As a result, net income for the first quarter of 2018 was $30.7 million compared to $18.6 million for the fourth quarter of 2017.

Net income for the first quarter of 2018 increased by $19.3 million from net income of $11.4 million for the three months ended March 31, 2017. The operating income for the first quarter of 2018 increased by $14.4 million compared to the first quarter of 2017, mainly due to increased earnings from the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen being included in the Partnership’s results of operations from March 1, 2017, June 1, 2017, September 30, 2017, December 15, 2017 and March 1, 2018, respectively. Total finance expense for the three months ended March 31, 2018 decreased by $4.9 million compared to the first quarter of 2017, mainly due to changes in unrealized and realized gain on derivative instruments. This was partially offset by additional debt due to the acquisitions of the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen, refinancing of the Hilda facility and the Torill facility, and higher LIBOR margin.

Distributable cash flow was $27.9 million for the first quarter of 2018, compared to $21.5 million for the fourth quarter of 2017. The increase in distributable cash flow is mainly due to increased earnings from the Brasil Knutsen and the Anna Knutsen being included in the Partnership’s results of operations from December 15, 2017 and March 1, 2018, respectively and increased earnings on the Carmen Knutsen as a result of its offhire due to drydocking and repairs in the fourth quarter of 2017. The distribution declared for the first quarter of 2018 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational review

The Partnership’s vessels operated throughout the first quarter of 2018 with 99.6% utilization for scheduled operations and 99.5% utilization taking into account the scheduled drydocking of the Brasil Knutsen.

The Brasil Knutsen went offhire on March 29, 2018 for the mobilization trip to a shipyard in Portugal in order to complete her planned 5-year special survey drydocking. The Brasil Knutsen went back on charter on May 23, 2018 in Brazil.

Financing and Liquidity

As of March 31, 2018, the Partnership had $57.1 million in available liquidity, which consisted of cash and cash equivalents of $44.1 million and $13.0 million of capacity under its revolving credit facilities. The revolving credit facilities mature in June and August 2019. The Partnership’s total interest-bearing debt outstanding as of March 31, 2018 was $1,141.8 million ($1,133.4 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the quarter ended March 31, 2018 was approximately 2.1% over LIBOR.

As of March 31,2018, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $25.0 million against the NOK at an average exchange rate of NOK 8.15 per 1.00 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of March 31, 2018, the Partnership had entered into various interest rate swap agreements for a total notional amount of $645.2 million to hedge against the interest rate risks of its variable rate borrowings. As of March 31, 2018, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.73% under its interest rate swap agreements, which have an average maturity of approximately 4.5 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of March 31, 2018, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $410.5 million based on total interest bearing debt outstanding of $1,141.8 million, less interest rate swaps of $645.2 million, less a 3.85% fixed rate export credit loan of $42.0 million and less cash and cash equivalents of $44.1 million. The Partnership’s outstanding interest bearing debt of $1,141.8 million as of March 31, 2018 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2018	$66,164	$18,427
2019	71,903	284,678
2020	61,083	—
2021	61,683	70,811
2022	46,347	236,509
2023 and thereafter	62,341	161,902

Total	$369,521	$772,327

Distributions

On February 15, 2018, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2017. The total amount of the distribution was $16.4 million. On February 15, 2018, the Partnership also paid a distribution to Series A Preferred Unitholders with respect to the quarter ended December 31, 2017 in an aggregate amount equal to $1.8 million. On May 15, 2018, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended March 31, 2018 to all common unitholders of record as of the close of business on May 2, 2018. On May 15, 2018, the Partnership also paid a cash distribution to Series A Preferred unitholders with respect to the quarter ended March 31, 2018 in an aggregate amount equal to $1.8 million.

Torill Knutsen Refinancing

On January 30, 2018, the Partnership’s subsidiary, KNOT Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, closed a new $100 million senior secured term loan facility (the “New Torill Facility”) with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The New Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The New Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility will mature in January 2024 and is guaranteed by the Partnership. The New Torill Facility refinanced a $73.2 million loan facility associated with the Torill Knutsen that bore interest at a rate of LIBOR plus 2.5% and was due to be paid in full in November 2018.

Acquisition of Anna Knutsen

On March 1, 2018, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 30 AS (“KNOT 30”), the company that owns the shuttle tanker, Anna Knutsen, from Knutsen NYK (the “Anna Acquisition”). The purchase price of the Anna Acquisition was $120.0 million, less approximately $106.8 million of outstanding indebtedness related to the Anna Knutsen plus approximately $1.4 million for certain capitalized fees related to the financing of the vessel and plus other purchase price adjustments of $5.3 million. On the closing of the Anna Acquisition, KNOT 30 repaid $32.3 million of the indebtedness, leaving an aggregate of approximately $74.4 million of debt outstanding under the secured credit facility related to the vessel (the “Anna Facility”). The Anna Facility is repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity in March 2022. The Anna Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The purchase price of the Anna Acquisition was settled in cash.

The Anna Knutsen was delivered to the Partnership in March 2017 and is operating in Brazil under a time charter with Galp Sinopec Brazil Services B.V., which will expire in the second quarter of 2022. The charterer has options to extend the charter for two three-year periods.

The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price of the Anna Acquisition. The Conflicts Committee retained an outside financial advisor to assist with its evaluation of the acquisition and the purchase price offered by Knutsen NYK.

Outlook

The Partnership’s earnings for the second quarter of 2018 will be affected by the planned 5-year special survey drydocking of the Brasil Knutsen, which was offhire for 56 days, including mobilization back and forth to Brazil. Offsetting this offhire will be the Anna Knutsen, which is expected to operate for the entire second quarter. The Hilda Knutsen is due for her 5-year special survey drydocking in the third quarter of 2018 and the Torill Knutsen and Ingrid Knutsen are due for their 5-year special survey drydocking in the fourth quarter of 2018. These vessels are operating in the North Sea and will undergo drydocking in Europe, and are expected to incur offhire of approximately 18-20 days per vessel.

As of March 31, 2018, the Partnership’s fleet of sixteen vessels had an average remaining fixed contract duration of 3.9 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 4.7 years on average.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for newbuild offshore shuttle tankers will continue to be driven over time based on the requirement to replace older tonnage in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. The Board further believes that significant growth in demand exists and that this will continue for new shuttle tankers as the availability of existing vessels has reduced and modern operational demands have increased. Consequently, there should be opportunities to further grow the Partnership.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of sixteen offshore shuttle tankers with an average age of 4.7 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Wednesday, June 6, 2018 at noon (Eastern Time) to discuss the results for the first quarter of 2018, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

June 6, 2018

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
(U.S. Dollars in thousands)	March 31, 2018	December 31, 2017	March 31, 2017
Time charter and bareboat revenues (1)	$67,386	$59,247	$43,747
Loss of hire insurance recoveries	—	1,750	1,150
Other income (2)	655	592	95

Total revenues	68,041	61,589	44,992

Vessel operating expenses	13,247	15,172	10,282
Depreciation	21,574	20,079	15,753
General and administrative expenses	1,345	1,308	1,469

Total operating expenses	36,166	36,559	27,504

Operating income	31,875	25,030	17,488

Finance income (expense):
Interest income	136	101	36
Interest expense	(10,594)	(9,208)	(6,215)
Other finance expense	(337)	(450)	(302)
Realized and unrealized gain (loss) on derivative instruments (3)	9,977	3,015	519
Net gain (loss) on foreign currency transactions	(330)	128	(94)

Total finance expense	(1,148)	(6,414)	(6,056)

Income before income taxes	30,727	18,616	11,432
Income tax benefit (expense)	(3)	24	(3)

Net income	30,724	18,640	11,429

Weighted average units outstanding (in thousands of units):
Common units	32,694	31,422	29,444
General Partner units	615	591	559

(1)	Time charter revenues for the first quarter of 2018, the fourth quarter of 2017 and the first quarter of 2017 include a non-cash item of approximately $1.2 million, $0.7 million, and $0.9 million, respectively, in reversal of contract liability and asset provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen and for the Brasil Knutsen based on the average charter rate for the fixed period.
(2)	Other income is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the Partnership’s initial public offering. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by Knutsen NYK.

(3)	Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended
(U.S. Dollars in thousands)	March 31, 2018	December 31, 2017	March 31, 2017
Realized gain (loss):
Interest rate swap contracts	$(304)	$(764)	$(669)
Foreign exchange forward contracts	1,105	—	(69)

Total realized gain (loss):	801	(764)	(738)

Unrealized gain (loss):
Interest rate swap contracts	8,946	4,566	1,059
Foreign exchange forward contracts	230	(787)	198

Total unrealized gain (loss):	9,176	3,779	1,257

Total realized and unrealized gain (loss) on derivative instruments:	$9,977	$3,015	$519

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At March 31, 2018	At December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$44,053	$46,104
Amounts due from related parties	1,334	571
Inventories	2,448	2,241
Derivative assets	3,736	1,579
Other current assets	4,444	5,610

Total current assets	56,015	56,105

Long-term assets:
Vessels, net of accumulated depreciation	1,822,249	1,723,023
Intangible assets, net	2,346	2,497
Derivative assets	18,143	9,850
Accrued income	2,282	1,693

Total long-term assets	1,845,020	1,737,063

Total assets	$1,901,035	$1,793,168

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$3,565	$5,224
Accrued expenses	7,145	6,504
Current portion of long-term debt	98,862	92,985
Current portion of derivative liabilities	—	978
Income taxes payable	15	175
Current portion of contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	1,290	9,980
Amount due to related parties	6,694	5,450

Total current liabilities	119,089	122,814

Long-term liabilities:
Long-term debt	1,034,564	933,630
Derivative liabilities	276	164
Contract liabilities	6,342	6,722
Deferred tax liabilities	664	624

Total long-term liabilities	1,041,846	941,140

Total liabilities	1,160,935	1,063,954

Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	639,156	628,471
General partner interest	11,680	11,479

Total partners’ capital	650,836	639,950

Total liabilities and equity	$1,901,035	$1,793,168

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital			Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Series A Convertible Preferred Units
(U.S. Dollars in thousands)	Common Units	Subordinated Units	General Partner Units
Consolidated balance at December 31, 2016	$511,413	$—	$10,297	$—	$521,710	$—
Net income	10,585	—	199	—	10,784	645
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(16,077)	—	(302)	—	(16,379)	—
Net proceeds from issuance of common units	54,863	—	—		54,863	—
Net proceeds from sale of Series A Convertible Preferred Units	—	—	—	—	—	48,614

Consolidated balance at March 31, 2017	$560,784	$—	$10,194	$—	$570,978	$49,259

Consolidated balance at December 31, 2017	$628,471	$—	$11,479	$—	$639,950	$89,264

Net income	28,390	—	534	—	28,924	1,800
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,701)	—	(333)	—	(18,034)	(1,800)
Net proceeds from issuance of common units	(4)	—	—	—	(4)	—

Consolidated balance at March 31, 2018	$639,156	$—	$11,680	$—	$650,836	$89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2018	2017
OPERATING ACTIVITIES
Net income	$30,724	$11,429
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	21,574	15,753
Amortization of contract intangibles / liabilities	(228)	(354)
Amortization of deferred revenue	(372)	(372)
Amortization of deferred debt issuance cost	574	348
Drydocking expenditure	(526)	(3,723)
Income tax expense	3	3
Income taxes paid	(172)	(182)
Unrealized (gain) loss on derivative instruments	(9,477)	(1,258)
Unrealized (gain) loss on foreign currency transactions	(79)	(1)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(243)	20,829
Decrease (increase) in inventories	50	(420)
Decrease (increase) in other current assets	1,274	(270)
Decrease (increase) in accrued revenue	(589)	(149)
Increase (decrease) in trade accounts payable	(2,536)	3,694
Increase (decrease) in accrued expenses	(371)	5,119
Increase (decrease) prepaid revenue	(8,319)	(2,077)
Increase (decrease) in amounts due to related parties	1,129	1,935

Net cash provided by operating activities	32,416	50,304

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	—	(426)
Acquisition of Tordis Knutsen (net of cash acquired)	—	(32,374)
Acquisition of Anna Knutsen (net of cash acquired)	(15,376)	—

Net cash provided by (used in) investing activities	(15,376)	(32,800)

FINANCING ACTIVITIES
Proceeds from long-term debt	145,500	5,000
Proceeds from long-term debt from related parties	—	—
Repayment of long-term debt	(121,200)	(54,451)
Repayment of long-term debt from related parties	(22,536)	(47,960)
Payment of debt issuance cost	(1,053)	—
Cash distribution	(19,834)	(16,379)
Net proceeds from issuance of common units	(4)	54,863
Net proceeds from sale of Series A Convertible Preferred Units	—	48,614

Net cash provided by (used in) financing activities	(19,127)	(10,313)

Effect of exchange rate changes on cash	35	(4)
Net increase in cash and cash equivalents	(2,051)	7,187
Cash and cash equivalents at the beginning of the period	46,104	27,664

Cash and cash equivalents at the end of the period	$44,053	$34,851

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended March 31, 2018 (unaudited)	Three Months Ended December 31, 2017 (unaudited)
Net income	$30,724	$18,640
Add:
Depreciation	21,574	20,079
Other non-cash items; deferred costs amortization debt	574	513
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	—	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(12,776)	(11,450)
Distributions to Series A Convertible Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(600)	(599)
Other non-cash items; accrued income	(589)	(94)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(9,176)	(3,779)
Distributable cash flow	$27,931	$21,510
Distributions declared	$18,034	$18,034
Distribution coverage ratio (1)	1.55	1.19

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended March 31, 2018 (unaudited)	Three Months Ended December 31, 2017 (unaudited)
Net income	$30,724	$18,640
Interest income	(136)	(101)
Interest expense	10,594	9,208
Depreciation	21,574	20,079
Income tax expense	3	(24)
EBITDA	62,759	47,802
Other financial items (a)	(9,310)	(2,693)
Adjusted EBITDA	53,449	45,109

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2017 and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.